7/20

06016875

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco de Guayaquil S.A.

*CURRENT ADDRESS P. Icaza 105 y Pichincha
Guayaquil, Guayas
Ecuador

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 35013 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mm

DAT : 9/15/06

082-35013

ITEM (1) (a): 2005 ANNUAL REPORT
English translation of External Auditor's Report

12-31-05
AR/S

PRICEWATERHOUSE COOPERS

BANCO DE GUAYAQUIL S.A.

FINANCIAL STATEMENT

DECEMBER 31, 2005

CONTENTS

Abbreviations used:

US$	US dollars
US$m.	Thousands of US dollars
Superintendence	Superintendence of Banks and Insurances of Ecuador
FODINFA	Childhood Development Fund
BCE	Central Bank of Ecuador
NEC 17	Ecuadorian Accounting Regulation No. 17 "Conversion of Financial Statements to apply in the dollar conversion program"

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
and Shareholders of

Banco de Guayaquil, S.A.

Guayaquil, February 3, 2006

1. We have audited the attached balance sheet of Banco de Guayaquil as of December 31, 2005 and the corresponding profit and loss statements, the evolution of equity and the cash flow for the year then ended. The financial statements are responsibility of the Management of the Bank. Our responsibility is to express an opinion on said financial statements based on our audit.

2. Our audit was carried out in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain a reasonable certainty about whether the financial statements contain significant erroneous or inaccurate information. An audit includes the examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements. It also includes assessing the accounting principles used and relevant estimates made by the Management as well as an evaluation of the overall financial statement presentation. We consider that our audit provides a reasonable basis to express an opinion.

3. As explained in Note 2, the financial statements mentioned in paragraph one have been prepared based on accounting standards established by the Superintendence of Banks and Insurances, which differ from the Ecuadorian Accounting Standards and International Financial Information Standards. We used the Standards mentioned to comply with the provisions issued by the Superintendence of Banks and Insurances of

Ecuador; and therefore, these financial statements shall not be used for other purposes.

4. In our opinion, the financial statements mentioned above present fairly the financial situation of Banco de Guayaquil as of December 31, 2005 and the results of its operations, the variations in its equity and its cash flow for the year then ended in accordance with accounting standards established by the Superintendence of Banks and Insurances.

5. As mentioned in Note 2 b) the financial statements, as per the provisions of the Superintendence of Banks and Insurances, the financial statements of Banco de Guayaquil S.A. are to be presented in an individual manner and consolidated with the subsidiaries; therefore, the consolidated financial statements are to be presented separately. The attached financial statements are to be read together with the consolidated financial statements.

PRICE WATER HOUSE COOPERS

Superintendence of Bank and Insurances Registry No. AE 9101	Roberto Tugendhat V. Attorney - Associate

BANCO DE GUAYAQUIL S.A.

BALANCE SHEET
DECEMBER 31, 2005
(In US dollars)

Assets		Liabilities and shareholders' equity
Funds Available	376,552,985	Obligations with the public

Investments	286,205,350	Sight obligations	
Loan portfolio	545,506,636	Outstanding acceptances	
Debtors for acceptances	16,331,247	Accounts payable	
Accounts receivable	49,786,988	Financial Obligations	
		Outstanding bonds and other obligations	
Payment for adjudicated assets, of mercantile leasing and not used by the institution	15,534,682	Other liabilities	
Property and Equipment	71,397,485		
Other Assets	55,655,507		
Total Assets	1,416,970,880	Total liability and equity	

Contingency accounts	363,488,068
Memorandum accounts	2,265,463,102

The accompanying notes 1 to 35 are an integral part of the financial statements.

Guillermo Lasso M.
Executive President

Carlos Cevallos
General Accountant

BANCO DE GUAYAQUIL S.A.

PROFIT AND LOSS STATEMENT
YEAR ENDED DECEMBER 31, 2005
(In US dollars)

Financial Income		
Interests Earned	68,305,212	
Commissions Earned	24,106,052	
Financial Gains	2,824,361	
Income per services	18,844,882	114,080,507
Financial Expenses		
Interest expenses	(27,707,149)	
Commissions Paid	(2,584,721)	
Financial losses	(1,044,909)	(31,336,779)
Gross Financial Margin		82,743,728
Other operational income		26,026,167
Operational Expenses		
Operational Expenses	(51,508,158)	

Other operational losses	(2,217,321)	(53,725,479)
Operational margin before allowance, depreciation and amortization		55,044,416
Allowance, depreciation and amortization		
Allowance	(28,785,429)	
Depreciation	(4,772,436)	
Amortization	(6,355,577)	(39,913,442)
Net operational margin		15,130,974
Non operational magin		8,894,727
Profit before employees' profit and tax provisions		24,025,701
Employeees' profit sharing		(3,699,222)
FODINFA-Childhood Development Fund		(406,530)
Income tax		(2,951,296)
Net profit for the year		16,968,653

The accompanying notes 1 to 35 are an integral part of the financial statements.

Guillermo Lasso M.
Executive President

Carlos Cevallos
General Accountant

BANCO DE GUAYAQUIL S.A.

EVOLUTION OF EQUITY STATEMENT
YEAR ENDED DECEMBER 31, 2005
(Expressed in US dollars)

	Paid-in Capital	Legal Reserve	Special Reserves for future Capitalization	Reserve fot equity Restatement	Valuation Surplus
Balances adjusted at January 1, 2005	53,003,942	3,914,974	-	1,226,807	15,989,117
Shareholders' General Meeting Resolution of March 10,2005					
Appropriation for legal reserves		994,021			
Dividend payment					
Income tax year 2004					
Appropriation for special reserves			5,541,931		
Capitalization of special reserves	5,541,931		(5,541,931)		
Shareholders contributions	1,454,127				
Valuation surplus					(1,968,000)
Market value software					2,492,000
Net Profit for the Year					
Balances as of December 31,2005	60,000,000	4,908,995	-	1,226,807	16,513,117

The accompanying notes 1 to 35 are an integral part of the financial statements.

Guillermo Lasso M.
Executive President

Carlos Cevallos
General Accountant

CASH CAPITAL FLOW STATEMENT
YEAR ENDED DECEMBER 31, 2005
(Expressed in US Dollars)

Cash capital flow of operational activities	
Collected Interests, commissions and discounts	93,273,571
Paid Interests, commissions and discounts	(29,251,603)
Operational payments and to employees	(51,376,151)
Profit and financial income	17,795,721

Other operational income, net	22,643,812
Other non operational income, net	8.881,554
Net Cash originating from operational activities, before changes in operational assets and liabilities	61,966,904
Changes in operational assets and liabilities:	
Decrease in investments to trade	11,478,302
Decrease in investments available for sale	12,592,804
Increase on loan portfolio	(103,931,625)
Increase on other assets	(21,727,005)
Increase on obligations with public	212,276,691
Increase on immediate obligations	2,405,093
Increase on other liabilities	1,154,575
Net cash from operational activities	176,215,739
Cash Flow Investment Activities	
Increase on investments hold to maturity	(18,128,372)
Increase on investments of restricted availability	(1,565,809)
Increase (net) on assets adjudicated by payment	(3,973,637)
Increase on property and equipment, net of sales	(5,096,564)
Net cash used in investments activities	(28,764,382)
Cash Flow Financial activities	
Increase on financial obligations	68,290,400
Dividends Paid	(5,000,000)
Income tax year 2004	(100.000)
Shareholders contribution for capital increase	1,454,127
Net cash from financial activities	64,644,527
Funds Available:	
Net increase during the year	212,095,884
Balance beginning year	164,457,101
Balance end of year	376,552,985

Conciliation of net profit and net cash from operational activities prior to changes in operational assets and liabilities

Net Profit of the year	16,968,653
Adjustments to conciliate net profit with net cash from operational activities, before operation assets and liabilities:	
Allowance for assets at risk and contingencies	28,785,429
Depreciations and amortization	11,128,013
Net loss in sales of property and contingencies	178,638
Net Profit in the sale of adjudicated assets	(10,495)
Net Profit in valuation of investments	(1,925,260)
Profit in valuation of shares and participations and dividends earned	(2,942,358)
Changes in assets and liabilities:	
Accounts receivable	(662,359)

Accounts payable	10,446,643
Net Cash from operational activities prior changes in operational assets and liabilities	61,966,904

The accompanying notes 1 to 35 are an integral part of the financial statements.

Guillermo Lasso M	Carlos Cevallos
Executive President	Accountant General

ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - OPERATIONS AND RELEVANT FACTS DURING THE FINANCIAL PERIOD

The Bank was incorporated in Ecuador in 1923. Between 1941 and August 5, 1994 the bank operated under the name of Banco de Guayaquil S.A. and thereafter as Multibanco BG - Banco de Guayaquil S.A.; the Bank, once more, changed its corporate name back to Banco de Guayaquil S.A effective June 1997. The activities and operations carried out by the Bank are those permitted by the General Law of Institutions of the Financial System and the standards established by the Superintendence of Banks and Insurances.

As from 1994 the Bank became the controlling corporation of the *Grupo Financiero BG* formed, in addition to the Bank, by the following entities:

- Guayaquil Bank & Trust Co. Ltd.
- Administradora de Fondos de Inversión y Fideicomisos BG S.A.
- Casa de Valores Multivalores BG S.A.
- Rio Guayas Compañía de Seguros y Reaseguros S.A.
- Colari S.A., Agencia Asesora Productora de Seguros

As per current regulations, Banco de Guayaquil S.A. becomes responsible for losses in equity that may affect the entities in the Financial Group up to an amount equal to that of its own assets. At December 31, 2005, the financial statements of the entities comprising the Financial Group show profits. The Bank has liability agreements with each of the entities comprising the Financial Groups. According to Superintendence regulations, the financial statements of the Bank shall be presented on an individual entity basis and consolidated; therefore, the consolidated financial statements are presented separately. The attached financial statements should be read together with the consolidated financial statements.

According to Superintendence regulations, entities of the financial sector are subject to a credit rating by a corporation to rate the risk and render the Superintendence quarterly rating reports prepared by the risk rating firms authorized by the Superintendence. In the case of the Bank, the reports rendered during the year 2005 by the credit rating company Humphreys S.A. reflected, during the first three quarters, a rating of AA+; according to the rating firm, meaning that "the institution is a financially solid institution, has a good performing background and has a low risk profile". The report corresponding to the fourth quarter of 2005, according to the current regulations shall be received by March 31, 2006.

As of the issuance of these financial statements it is still in discussion by the National Congress the project regarding the Law for the Rehabilitation of National Production, which includes, among other aspects, regulations regarding the destiny of the monetary deposits, the canalization of credits and the amounts received by the banks for the rendering of certain services. The effects of such changes over the private financial system, including Bank operations, shall depend on the contents of the regulations that, eventually, are to be approved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis for the preparation of the financial statements.-

The Bank records its operations and prepares its financial statements pursuant to accounting standards established by the Superintendence, agency in charge of the control and surveillance of financial institutions.

As established in Resolution JB-99-152, financial institutions shall be subject to, and apply the Ecuadorian Accounting Standards (NECs) and use International Accounting Standards (NIC) in the absence of applicable Ecuadorian Accounting Standards (NECs); and if they do not differ from regulations included essentially in the Chart of Accounts. The normative body constitutes the accounting standards established by the Superintendence.

These standards are based on the historical cost principle, modified with regard to balances originated until April 30, 2000 (date on which the accounting records were converted to US dollars) according to the guidelines for the adjustment and conversion set forth by the NEC 17 and by supplementary regulations of the Superintendence.

Unless otherwise stated, the figures presented in the notes are expressed in US dollars.

The preparation of financial statements in accordance with accounting standards prescribed by the Superintendence involves the preparation of accounting estimates that have incidence on the valuation of certain assets and liabilities and on the measurement of results, as well as the disclosure of contingent assets and liabilities. Due to the nature of the accounting process, the actual results may differ from the amounts estimated by Management.

b) Accounting Standards prescribed by the Superintendence which differ from Ecuadorian Accounting Standards and International Financial Information Standards

The following is a description of the accounting standards prescribed by the Superintendence and adopted by the Bank which differs from the aforementioned accounting standards:

- The Superintendence requires that to valuate investments, the latter be classified as follows: for trading, available for sale, held to maturity and restricted availability. The valuation of investments is made according to the criteria set forth by the Superintendence and indicated in Note 2 e). Ecuadorian Accounting Standards classifies short and long term investments. Short term investments are recorded at cost or market value, the lesser, recording the profit or losses not realized in the results for said year, and the long term investments are recorded at cost, except in the presence of a permanent loss of value, which must be included in the results of the year in which the event occurred. The International Financial Information Standards classify the investments in: i) negotiable, which are accounted at the reasonable amount and the variations of which are accounted to the results of the year; ii) available for sale, which record a reasonable amount (as long as it can be measured in a safe manner) and the variations of same are charged to the results of the year or equity; and, iii) restricted and upon maturity which are accounted as amortized cost.

- The Superintendence requires that the Banks individual financial statements show investments in subsidiary companies and recorded as proportional equity amount based on the financial statements of the subsidiary of the month prior to the closing. The variance between the cost entry and the equity amount in proportion to the investments is recorded in the results of the year, or in the equity of the shareholders should they arise from revaluations of assets of the subsidiaries. The Ecuadorian Accounting Standards and International Financial Information

Standards establish the presentation of the consolidated financial statements of the principal offices and its subsidiaries.

- The Superintendence requires that the interest and commissions earned but not collected within 5, 15, 30 or 60 days, when they relate to credit operations, be reversed to the profit and loss statement and recorded in the memorandum account, presented in the results with regard to its collection. The Ecuadorian Accounting Standards and International Financial Information Standards establish that the interest and commissions considered doubtful accounts, be considered as potential collectible.

- The Superintendence requires that the commissions obtained from contingent operations, the commissions for credit operations, default interests on past due loans and interests on loans registered in the account Portfolio not accruing interests or income be recorded in the results of the year of collection. The Ecuadorian Accounting Standards and International Financial Information Standards establish that the latter be considered based on its causation during the effect of the respective operations.

- The Superintendence requires that the interests gained from restructured credits be provisioned with the 100% in the accounting. The Ecuadorian Accounting Standards and International Financial Information Standards require that these interests be registered considering the recovery of bad debts.

- The Superintendence requires that the credits due for over three years be castigated affecting the provision of uncollectible credits. The Ecuadorian Accounting Standards and International Financial Information Standards establish that these credits be castigated depending on the probability of its recovery.

- The Superintendence requires that assets adjudicated as payment be sold within the term of one year as of the receiving date; after which, they shall constitute reserves during 36 months as of the month following the expiration of the date for the sale. The Ecuadorian Accounting Standards and International Financial Information Standards establish that assets adjudicated as payment be recorded with a potential realization amount or by the amount of the cancelled obligations, the lesser.

- The contribution paid to the Superintendence is recorded in Other Assets and is paid in twelve months as of the date of payment. The Ecuadorian Accounting Standards and International Financial Information Standards establish that the contribution and tax expenses be recognized in the period of accrual.

- The Superintendence does not require to record in the financial statements the deferred tax resulting from the difference between the balances included in the financial statements and those reported for tax effects as established by the International Financial Information Standards.

- The Superintendence does not require to record in results the totality of the provision for accrued employers retirement determined in a separate report. Although the Ecuadorian Accounting Standards do not include a specific report regarding this matter, they determine that the expenses must be reflected in the accrued exercise. The International Financial Information Standards establish that the profit and loss determined in the report be totally recognized in the results of the exercise.

- The Superintendence requires keeping the advances of the dividends in an account of the assets, until the General Meeting of Shareholders resolves as to the distribution of profits, in which time the amounts are deducted from the equity. The International Financial Information

Standards establish that such advances be considered as equity reduction upon approval of said operation.

- The Superintendence does not require the disclosure of the amount of profits per share in the loss and profit Statement. The Ecuadorian Accounting Standards and International Financial Information Standards establish this disclosure and said amount must be calculated with regard to the outstanding common shares.

- The Superintendence require that the balance of the account Reserves for revaluation of equity be transferred to the account Reserve of capital and may be capitalized.

- The Superintendence does not permit the modification of the financial statements in a retroactive manner when there is a change in the accounting policy and additionally it does not establish the presentation of financial statements in a comparative manner. The Ecuadorian Accounting Standards and International Financial Information Standards require that the financial statements be presented in a comparative manner and restructured when there is an accounting policy.

- The Superintendence requires the presentation of individual financial statements and consolidated of the Bank and its Subsidiaries; whereas the Ecuadorian Accounting Standards and International Financial Information Standards do not require the presentation of individual financial statements of the Bank.

c) Accrual of interests and commissions

Interests and commissions of the credit portfolio, investments and obligations accrued and charged to the results of the exercise, with the exceptions indicated in letter b) above.

Interests and commissions accrued and uncollected originating from operations of the portfolio of mortgage, commercial and consumption loans and micro credits, after 60, 30, 15 and 5 days to demand, respectively, are totally reversed and charged to the corresponding income accounts, if the maturity occurs within the same fiscal year. If the accrual occurs in two different fiscal years, the portion corresponding to the previous fiscal year is accounted as expenses and losses, in the account "Interests and commissions accrued in previous fiscal years" and in a parallel manner are accounted in the memorandum account "Pending interests, commissions and income".

d) Foreign Currency Operations

They are recorded at the transacted amounts and the balances are daily converted into US dollars based on the amortization schedule provided by the Central Bank of Ecuador for the current working day. Exchange differences are recorded in the income for the year.

e) Investments.-

Investments in securities acquired by the Bank for purposes of maintaining secondary liquidity reserves or to comply with legal requirements are reported in this caption.

The investments of the Bank are recorded and classified according to the intention of Management with regard to its trading:

- For Trading.- Securities convertible in cash in the short term, that is up to 90 days regardless of contractual maturity and that normally have an active market in the stock exchanges. These are valued at market value and, otherwise at fair value at the year end.

The fair value is established: a) for instruments issued by private institutions based on the complete analysis of the financial situation of the issuer and b) for those issued or guaranteed by the Government or by other entities of the public sector, the fair value is the present value of future cash flows to be generated by the investment, using the arithmetic average between the referential lending and borrowing rates published by the Central Bank of Ecuador for the week immediately preceding the date of valuation.

- **Available for Sale.-** Investments in fix yield securities with no customary transaction markets or, if available, the trading in the market is low. These are valued in mentioned in the preceding paragraph.

- **Held to maturity.-** Investments in fix yield securities on which there is a firm intention and financial capability of holding them to maturity. They are valuated at amortized cost (straight line accrual), as long as there is no permanent decrease of them in the market value. If the securities are considered permanently devaluated (in the event of a 25% decrease of the 25% of the market value or interest rate, when the market value has constantly decreased during 6 months or when the securities issuer has serious liquidity or solvency problems of public domain), the year end results must show the difference to balance the market value; the amount of which shall be recorded as reserves.

- **Restricted availability.-** Are those investments whose transfer of ownership are affected by legal or contractual limitations or restrictions or by any other imperative provision and therefore not immediately available. These instruments are stated at acquisition cost. The valuation and reserve of these instruments is performed considering the same criteria used on each of the accounts from where they were originally transferred.

Each of the aforementioned groups is classified according to maturity in order to comply with Superintendence regulations.

The difference between the acquisition cost and the market value, reasonable or sale concerning the investments ready to negotiate and available for sale is recorded in the results of the year in the account Profits or financial loss.

Investments are presented as net of the provision as established in letter g) below.

Earned but uncollected income is recorded as Interests receivable of investments in Accounts Receivable.

f) Loan Portfolio

Comprises capital balance of loan operations granted by the Bank, under different authorized modalities, financed with own resources or by internal or external financial sources. It also includes contingent operations paid by the Institution due to default of the debtors, mercantile leasing, overdrafts in checking accounts, amounts to collect from card holders and purchased portfolio.

The loan portfolio is classified according to the activity to which the resources are allocated and according to the maturity or expiration of loan portfolio to become due, past due and not accruing interests. The portfolio to become due and the portfolio not accruing interests holds a sub classification according to maturity, that is, with regard to the future expiration of operations; and the portfolio past due holds a sub classification with regard to the days the operation is due.

The loan portfolio records, loans, installments, dividends or mercantile leasing amounts unpaid after its maturity: i) within five days for micro credit portfolio; ii) within 15 days for consumption portfolio, iii) within 60 days for gradual amortization loans, and iv) within 30 days for loans and contingent operations.

The account "Portfolio not accruing interests" records the balance of the capital to become due and the balance past due 5, 15, 30 and 60 days (depending on micro credits, consumption, direct loans and contingents paid or gradual amortization loans) of loans to be cancelled by dividends or installments if one installment has been transferred to the past-due portfolio. It also records the balance of operations having customers classified as "loans of doubtful collection" or "losses" (see letter g) below). Interests earned on those loans are recognized in the year Results in which collected. Installments and dividends recorded in the Portfolio account do not accrue interests or income after 5, 15, 30 or 60 days past due, depending on micro credits, consumption operations, direct loan operations and contingents paid and gradual amortization loans, respectively, all of which are transferred to the loans and past due dividends.

The total loan portfolio is stated net of the allowance for irrecoverable debts in accordance with that provided by the Superintendence (see letter g) below.

Commissions for loans management are recorded upon disbursement of the loans in the account Income for services.

Accrued interests and not collected are recorded in the Interests Receivable in the loan operation account in Accounts Receivable.

g) Allowance for loan losses, contingencies, investments and other assets at risk.-

It is set up by charge to income for the year to cover possible losses on realization of the Bank´s assets as established in Subtitle II of Title VII of the Coding of Resolutions of the Superintendence of Banks and Insurances and the Banking Board. During the year 2005 the Bank recorded US$ 17,119.808 in allowance to be recorded in the year results. See Note 14.

As per the Classification of Accounts, financial institutions shall form a general allowance to cover potential losses based on the experience of the business. These voluntary generic losses shall form part of a secondary technical equity, after the review and approval of the

Superintendence. The Bank, based on that stated in the regulations and forms of the Superintendence and with the respective approval of the Board of Directors, in 2004 established a generic allowance to cover extraordinary eventual fluctuations of the market value of securities forming part of the portfolio. This allowance, on December 31, 2005 amounted US$ 19,336,951, calculated and recorded based on an analysis of the volatility of investments and to cover variances in the market value beyond the limits of the estimated security line. (See note 5) Additionally, this allowance shall cover eventual losses occurring during the realization of other risk assets.

During 2001, The Superintendence issued, for use by its staff, the "Manual for the Application of the Credit Risk Methodology". The Bank´s management believes that application of the methodology established in the aforementioned manual would not derive in allowances additional those already set up.

Contingency and commercial loan portfolio

According to the requirements of the Superintendence, the contingency and commercial loan portfolio are rated by risk levels (A - normal, B - potential risk worth mentioning, C - deficient, D - doubtful collection and E - losses). These ratings are established taking into consideration factors such as: The debtor's and co debtor's ability to pay, coverage and adequacy of guarantees, information supplied from the risk central database, history of debt service, market risk and economic environment, among others. Only default periods are considered in commercial and consumption portfolio with individual balance below US$ 25,000, micro credits portfolio and housing portfolio. Upon classification and rating of the portfolio, the following allowances with minimum percentages are calculated to the total risk:

- Normal Risk (A); 1%
- Potential risk worth mentioning (B); 5%

- Deficient, (C); 20%
- Doubtful collection (D); 50%
- Losses (E); 100%

It was additionally stated that those loans the agreed interest rate of which exceeds the rate established by the monetary authorities require an additional allowance determined according to the agreed rate.

The financial institutions operating with micro credits, and consumption loans shall form and hold a generic allowance whenever their loan activity presents risk factors for collection additional to the doubtful debtor factor, allowance may only be decrease with the prior authorization of the Superintendence of Banks and Insurances. In order to determine the generic allowance for additional risk the following factors are considered: i) evaluation of policies, practices and procedures for the granting and management of micro credits and loans for consumption and control of loan risks; ii) determination of the frequency of cases of breach loan policies and procedures established for the granting and management loans through a review of the representative sample of borrowers selected under statistical criteria; and, iii) estimate of risk effects of customers who are also bad debtors in other institutions of the financial system, based on the reports of the risk central database.

As established in Title VII of Subtitle I of Chapter VI "Accounting practices for operations uncollected upon maturity" of the Coding of Resolutions of the Superintendence of Banks and Insurances and Banking Board, when a corporation or individual maintains a direct or contingent operation classified as past-due, all the other operations of said individual with the Entity shall be rated as C - Deficient credit.

The evaluation and rating of assets at risk at the 2005 closing was based, in general, on financial information and other evidence available about customers prior to December 2005. The allowance set up reflects the best possible estimates within the conditions prevailing in the country.

According to regulations of the Superintendence, loans considered unrecoverable are discharged and said allowance is recorded in the exercise which completes the three years as of the default date or, before such period if there are justified causes for the Superintendence. Additionally, when 3 or more dividends of a restructured loan are in default, the loan must be declared as past due and proceed to penalize it.

Consumption and Housing Loan Portfolio

This is classified according to the aging (bad debts) of uncollected installments; the resulting rating is extended to the total outstanding mount. Allowance percentages are the same to those established for the aforementioned classification of commercial and contingency loan portfolio.

Resolution No. JB-2002-500 of November 28, 2002 provides that when a loan for consumption and micro credit has been restructured once, the status is C- deficient credit; if it has been restructured a second time, the status is D - doubtful collection loan; and, if it has been restructured three or more times, the status is E - loss.

Resolution Number JB-2004-644 of February 17, 2004 the default periods for payment of dividends of a consumption loan are established as follow: normal risk, up to 15 days; potential risk, 15 to 45 days; deficient, 45 to 90 days; doubtful collection, 90 to 120 days and loss after 120 days.

The institutions of the Financial System the activity of which is the granting of consumption loans under the modality of "scoring" shall annually present, up to January 31 of each year, their business plan and the probable loss expected for this type of operations and a generic monthly allowance will be established according to the growth of their loan operations. As of the date of issuance of these financial statements February 3, 2006) the "scoring" modality is applied by the Bank for an initial evaluation and granting of operations quotas for customers.

Consumption loans are castigated when: one of the installments or dividends are past due more than 180 days, the 100% risk is reserved and the operation is not linked.

Investments

The investment allowance considers the Bank's intention of either holding or not the investments and it is determined in accordance with the guidelines mentioned in letter e) above and comprises the allowance required for investments classified as held for trading and available for sale. For investments classified as held to maturity, Resolution No. JB-2001-418 establishes that no allowance is required except when they have suffered significant deterioration in their financial and/or economic situation determined by the Bank´s Management.

Assets Adjudicated by payment and recovered

In Assets adjudicated by payment, the allowance is formed as of the second year of adjudication of the assets, at a 36th per month, over the adjudicated amount in the case of the assets. The allowance made on loans canceled by dation in payment, cannot be reversed until the sale of the assets received and shall cover the deficiencies of the allowance of the loan portfolio or other assets, otherwise a generic allowance will be formed.

Accounts receivable and other assets

Accounts receivable - payment on account of the customers, not corresponding to commercial customers, Accounts receivable - other, and

Other Assets - other, the valuation criteria takes into consideration the period of permanence or the record of such accounts.

h) Assets adjudicated by payment, mercantile leasing and not used by the institution.-

Adjudicated assets are recorded according to the amount of the auction sale or assignment. The net amount of these assets shall not exceed the amount of the appraisal determined by an independent expert certified by the Superintendence. These assets are net from the allowance formed. (see letter g above).

The fiduciary rights are recorded according to the proportional equity value as per the non-audited financial statements to December 31, 2005.

Mercantile leasing assets to be leased are recorded according to the disbursements made by the Bank to import, acquire or build assets as mercantile leasing.

The account Assets not used by the institution record such assets acquired for the purpose of future expansion or that are no longer used. As property and equipment, real estate classified in these accounts has to be updated every five years to the market value established by independent experts. They are recorded considering the cost of acquisition, minus accrued depreciation. The depreciation is recorded in the Results of exercise account and is calculated based on the linear method, using rates considered proper to extinguish the value of the assets at the end of the estimated useful life.

Profit or loss concerning the sale of those assets is recorded in the period of causation.

i) Assets given as mercantile leasing

Loan portfolio

Mercantile Leasing Financial contracts signed by the Bank and its customers are recorded in the account Loan Portfolio and are controlled in separate accounts, both the nominal value of the contract, purchase option, discount for prompt payment and deferred income.

Assets of the mercantile leasing

The Mercantile Leasing Operational contracts signed by the Bank and its customers are recorded in the account Assets adjudicated by payment, mercantile leasing and not used by the institution and are controlled in separated accounts, both the value of the asset and the corresponding depreciation. The depreciation is recorded in the account Results of the exercise and is calculated based on the straight line method, using rates considered adequate to extinguish the value of the assets during the effect of the contract, considering its residual amount. The leasing installments are recorded in the Results of the year when billed.

j) Property and equipment

They are shown at acquisition cost or value adjusted and converted into US dollars as described in letter a), plus disbursement amounts in order to place them in conditions to be used, and improvements and revaluations made to comply with current regulations, less accumulated depreciation. Depreciation is charged to Results of the exercise and is calculated based on the straight line method, using rates considered adequate to extinguish the value of the assets at the end of the estimated useful amount.

In 2001 the Superintendence prescribed that during this year, and thereafter, every five years, financial institutions shall perform technical appraisals by independent experts of land, buildings, furniture and equipment. In 2002 the Bank carried out said valuation, generating an effect of US$ 15,989, 117 recorded in the respective account of revaluated assets, against the equity account Surplus due to valuations.

The accumulated depreciation of revalued assets was corrected in the same proportion as the revalued asset.

The value of assets and the accumulated depreciation of assets sold or retired are reliever from the corresponding accounts when the sale or retirement takes place and the results of those transactions are recorded as incurred.

k) Investment in shares and participations

The Bank's investments in other companies are recorded under Other Assets. Investments in shares of subsidiaries and affiliates are stated and their proportional equity value, determined from non audited financial statements as of November 30, 2005. The difference between book and proportional equity values is recorded in the account Other income and/or operating income in the loss and profit statement, except the equity variance of the subsidiaries originating due to the valuation of fixed assets, which are recorded in the Surplus equity account due to valuations.

l) Fiduciary Rights.-

Fiduciary rights received in dation in payment, as such, and those assets adjudicated and given in trust are recorded in the account Assets adjudicated by payment, mercantile leasing and unused by the institution, the allowance of which begins the second year as of the adjudication of the asset, at a 36th per month, on the amount adjudicated and corresponding to the asset. (See Note 2g) and 2h).

Fiduciary rights representing assets of the Bank given in mercantile trust, agreed in accordance with that provided in the Law of Stock Market, are recorded in the account Other Assets and are valuated according to the kind of Asset included in the autonomous equity of the trust formed following the regulations of the Superintendence.

Deferred expenses.-

These are classified under Other assets and include, among other, organization and installation costs, computing software as well as expenses to improve premises.

Amortization of these expenses is recorded with charge to operations of the year computed on a straight-line basis over a period of 5 years.

n) Employer's pension benefit

Current legal regulations require employers to pay pension benefits to employees who, upon retirement, have completed at least 25 years of service for them. The Bank's cost regarding pension benefits for employees with 20 years or more, based on a study of an independent expert, is recorded in the account Results of the Exercise based on the method of gradual amortization.

o) Legal Reserve

Pursuant to the current regulations, the Bank must allow at least 10% of the net profit of the year in a legal reserve account until the balance of such allowance reaches 50% of the paid capital of the Entity. The legal reserve is not available for dividend distribution, but can be capitalized or used to absorb losses.

p) Reserve for equity restatement.-

In accordance with the Superintendence regulations, the balance of the Reserve for equity restatement may not be distributed to the shareholders as earnings nor capitalized.

Superintendence regulations establish that the Reserve for equity restatement serves to offset debit balances of the Reserve for non operating results, Accumulated Results, Prior year losses and loss for the year.

q) Surplus due to valuations

Records the counterpart of the valuation or adjustment to market prices of the net value entered in the books of chattel and real property valuated in the year 2002 according the regulations issued by the Superintendence. It also records the adjustment to equity value in proportion to the investments in shares when the variance in the equity of the subsidiaries or receiving investment entities occurs due to the recording of the valuation of its properties to market value.

During the year 2005, the Account recorded the counterpart of the acknowledgment, the revaluation to market value, the "core Bancario" (certain software developed by the Bank in previous years) <see Evolution of Equity Statement and Note 11 (2)>;to that regard, the Management of the Bank, in a letter dated February 2, 2006 informed the Superintendence this accounting procedure.

This allowance is directly transferred to accrued results when the assets originating the surplus have been realized.

r) Income and expense (results) Account.-

They are recorded following the method of that accrued with the exceptions indicated in letter b) of this Note.

s) Employee's profit sharing and income tax and for the Childhood Development Fund (FODINFA) provisions.-

These provisions are charged to income for the year of accrual on the basis of amounts payable.

The provision for employees' profit sharing corresponds to 15% of the accounting profit before taxes; plus non deductible expenses, net of the 10% of advance payment made to employees during the year; and the provision for the Childhood Development Fund (FODINFA) is equivalent to 2% of the accounting profit minus the employees' profit sharing.

The income tax provision is calculated at the tax rate applicable to taxable earnings and is charged to income for the year of accrual on the tax payable basis. Tax laws in effect for 2001 establish a 25% tax rate applicable to distributed earnings, this rate is reduced to 15% if earnings are reinvested by the taxpayer. The Bank calculated the income tax provision for the year 2005 as follows:

a) The 25% rate over US$ 4,000,000 belong to dividends paid in advance over profit of the year ended prior to taxes and participations, see Note 9(3) and Note 27.

b) The 15% rate over the balance of the utilities of the year ended prior to taxes and participations, net of dividends paid in advance (see paragraph above), considering that the mentioned balance shall be totally capitalized as per legal provisions. This decision shall be ratified by the General Meeting of Shareholders. As per the mentioned regulations, if the reinvestment of earnings is not performed as of December 31, 2006, the Bank shall pay the difference in tax including applicable interest and fines. See Note 27.

NOTE 3 - POSITION IN FOREIGN CURRENCY

The position if foreign currency at December 31, 2005, which is basically comprised by funds available and international trade transactions is as follows:

Currency	Asset Position	Liability Position	Contingencies
Italian Lyres	30	-	-
Danish Crowns	-	-	76,450
Yens	934,157	-	-
Euros	165,888	12	632,371

The equivalent of the asset position is US$ 203,522, the liability position is US$ 15 and the contingencies are US$ 757,519.

US dollars quotations regarding other currencies at December 31, 2005 are as follows:

	US$
Japanese yens	0.0085
Sterling pounds	1.7196
Danish crowns	0.1581
Euros	1.1788

NOTE 4 - FUNDS AVAILABLE

Includes:	US$
Cash	28,952,048
Deposits for cash reserve (1)	36,391,845
Banks and other financial institutions (2)	287,462,448
Documents for immediate collection	22,725,554
Remittances in transit	1,021,090
	376,552,985

(1) In accordance with regulations in force, private banks are required to maintain a cash reserve of 4% computed on all deposits. The following are not subject to cash reserve requirements: i) convertible obligations considered by the Superintendence as part of technical equity, ii) mortgage bonds, chattel mortgage bonds and other similar authorized by the Board of Directors of the Central Bank of Ecuador, provided they originate in credit operations of financial entities, (iii) repo operations made through the dealing desk of the Central Bank of Ecuador and (iv) inter-bank credit operations carried out between financial institutions.

Cash reserve is comprised by: i) up to 1.6% in debentures for cash reserve issued by Corporación Financiera Nacional, maturing within one year, ii) up to 0.4% with obligations issued by Corporación Financiera Nacional in exchange of Economic Reactivation Bonds (BRE), which are part of the cash reserve or with the same Economic Reactivation Bonds (BRE), iii) institutions which do not have Economic Reactivation Bonds (BRE) may continue with this 0.4% reserve in cash, and iv) the remaining balance shall be held in current accounts maintained by the financial entities at the Central Bank of Ecuador and other private banks where the Central Bank of Ecuador has no offices.

In compliance with this obligation, which is calculated over weekly periods, as of December 31, 2001 the Bank held deposits in the Central Bank of Ecuador for US$ 35,864,734, at Banco de Fomento for US$ 514,675, at other local banks for US$ 12,436 and in cash for US $ 28,952,048 generating a surplus in the cash reserve of approximately US$ 26,638,000.

(2) Includes deposits at banks abroad for US$ 220,062,448 and overnight deposits for US$ 58,400,000 at correspondent banks: Regions Bank, Wachovia Bank and Guayaquil Bank & Trust Co. Ltd. These amounts accrue interest at annual rates ranging from 1% and 4.27%.

NOTE 5 - INVESTMENTS

These represent securities acquired by the Bank to provide liquidity reserves or to comply with legal regulations. As of December 31, 2005 they are valued based on standards provided by the Superintendence of Banks and Insurances <See Note 2 g)> and comprises:

NOTE 5 - INVESTMENTS

	Yeild	Country of origin	Rating	From 1 to 30 days	From 31 to 90 days	From 91 to 180 days	Fror 36
To trade :							
Private sector entities							
Federal Home Loan Bank estructure notes (2)	2,34%	USA	AAA				
Banking obligations-local banks	6.23% - 9.33%	Ecuador	AA to AA+				
Related investments funds participation (4)	3,96%	Ecuador	EA1			3.996.075	[illegible]
Accumulated Policies- local banks	4.75% - 8.25%	Ecuador	BBB to AA+	657.620	1.217.543	767.181	
Bancos Paribas estructure notes	5,25%	Francia	AA				
Others	4,00%	Ecuador	AA+		88.395		
				657.620	1.305.938	4.763.256	[illegible]
Public sector entities							
Federal Home Loan Bank estructural notes (2)	2,30%	USA	AAA				
US treasury bonds (3)	2,84%	USA	AAA				[illegible]
Freddie Mac bonds (2)	2,45%	USA	AAA				
Others	6,00%	Ecuador		275.999	4.440		
				275.999	4.440	-	[illegible]
Total to trade				933.619	1.310.378	4.763.256	[illegible]
Available for sale:							
Public sector entities							
Collection of coins and old bills	-	Ecuador					
Total available for sale				-	-	-	

NOTE 5 - INVESTMENTS

	Yield	Country of origin	Rating	From 1 to 30 days	From 31 to 90 days	From 91 to 180 days	Fro 36
Maintained until maturity							
Private sector entities							
Rabbobank bonds(2)	1,45%	USA	AAA				
Federal Home Loan Bank estructure notes (2)	2,24%	USA	AAA				
Investments of the country colective funds	0,39%	Ecuador	AA+				
				-	-	-	
Public sector entities							
Federal Home Loan Bank estructure notes (2)	2,24%	USA	AAA				
American treasury bonds	3,51%	USA	AAA				
				-	-	-	
Total maintained until maturity				-	-	-	
Of restricted availability (5)	4,02%			-	-	-	
				933.619	1.310.378	4.763.256	
Provision for the protection of securities (see note 14)							
Provision for the valuation of maintained investments until maturity							
Generic constituted provision (see note 2g)							

NOTE 5 - INVESTMENTS

(1) Ratings made by local and foreign Risk Rating Firms: i)Standard and Poors, Moodys as of the date of issuance of these financial statements (February 3, 2006) for securities by foreign entities and, ii) Ecuability, Bank Watch Ratings, Humphreys, PCR Pacific at September 30, 2005 for securities issued by Ecuadorian entities.

(2) Securities acquired with discount as shown below:

	Nominal Value	Original Discount	Purchase Value	(vi) Amortized Discount	Book Value
For Trading					
Structured Federal home Loan Bank Note (v)	20,000,000	2,050,000	17,950,000	103,145	18,053,145
Structured Federal home Loan Bank Note (i)	50,000,000	11,500,000	38,500,000	2,810,632	41,310,632
Freddy Mac Bonds (ii)	38,000,000	10,241,000	27,759,000	2,258,918	30,017,918
Held to Maturity					
Rabbobank Bonds (iii)	34,000,000	4,659,998	29,340,002	553,072	29,893,074
Loan Bank Note (v)	17,000,000	2,225,300	14,774,700	60,762	14,835,462
Structured Federal home Loan Bank Note (i)	123,700,000	22,680,625	101,019,374	8,516,044	109,535,418

(i) Comprises four securities of Structured Federal Home Loan Bank Notes of the United States for US$ 99,000.000, US$ 50,000,000, US$ 14,700,000 and US10,000,000 with final maturity in the years 2011 and 2013. They have no interest coupon because the annual yield of these instruments corresponds to the amortizable value of discount in the purchase of these securities.

(ii) Bonds issued by Federal Home Loan Bank of the United States with final maturity at the end of year 2014. They have no interest coupon because the annual yield of these instruments corresponds to the amortizable values of discount in the purchase of these securities.

(iii) Bonds issued by Rabbobank of Holland with final maturity in the year 2013. They have no interest coupon because the annual yield of these instruments corresponds to the amortizable value of discount in the purchase of these securities.

(iv) Bonds issued by Federal Home Loan Bank of the United States with final maturity in the year 2020. They have no interest coupon because the annual yield of these instruments corresponds to the amortizable value of discount in the purchase of these securities.

(v) Bonds issued by Federal Home Loan Bank of the United States with final maturity in the year 2018. They have no interest coupon because the annual yield of these instruments corresponds to the amortizable value of discount in the purchase of these securities.

(vi) During the year US$ 5,530,085 was recorded as amortization of the discount in the purchase of investment security, registered in the results of the year. See Note 23 (1).

(3) Comprises US Treasury Bonds for US$ 32,397,286 with final maturity in July 2006 and February 2008.

(4) Pertains to the participation quota held in the investment funds administrated by the Administradora de Fondos de Inversion y Fideicomisos BG S.A., distributed in the following funds: US $ 2,972,120 in Multifondo, US$ 2,565,355 in Caudal, US$ 350,491 in Fondcash, US$ 152,156 in Profitable and US$ 5,859 in Retirement.

(5) Pertains to contributions made by the Bank in the liquidity Funds considering the base of 1% over the deposit subject to cash reserve. This fund was created in the year 2000 by the National Government in order to solve in an easy and immediate manner eventual liquidity requirements of the financial entities and is managed by Corporacion Financiera Nacional. It has an undefined and generates a yield of 4.02% annually.

The investments at December 31, 2005 are under the custody of:

International Custodian	278,391,266
Local Custodians (Banco de Guayaquil)	27,201,243
	305,592,509

NOTE 6 - LOAN PORTFOLIO

Comprises:

	To expire (01)	No accruedl interest	Expired	Total
Commercial	231,937,525	1,779,705	3,300,493	237,017,723
Consumption	281,575,121	2,004,147	1,642,249	285,221,517
Housing	32,005,080	1,256,513	243,75	33,505,343
Micro enterprise	3,970,536	179,363	91,027	4,240,926
Reestructure	419,604	19,874	31,044	470,522
	549,907,866	5,239,602	5,308,563	560,456,031
				(14,949,395)
Provision for uncollectible loans (Note14)				545,506,636

(1) The Portfolio to become due is classified by periods to mature, and it is presented below.

	From 1 to 30 days	From 31 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total
Comercial	31,322,092	43,862,969	30,979,565	19,833,440	105,939,459	231,937,525
Consumption	153,821,625	22,658,400	22,492,251	17,898,828	64,704,017	281,575,121
Housing	497,700	731,367	1,060,327	1,007,876	28,707,810	32,005,080
Microempresa	805,264	1,586,227	1,331,579	245,791	1,675	3,970,536
Reestructure	676	100,745	93,216	165,708	59,259	419,604
	186,447,357	68,939,708	55,956,938	39,151,643	199,412,220	549,907,866

The Geographic distribution of the loan portfolio , per city is the following:

Guayaquil	289,438,656
Quito	116,011,637
Cuenca	37,913,090
Ambato	20,635,993
Other Cities	81,507,260
	545,506,636

NOTE 7 - LOAN PORTFOLIO, DEBTORS FOR ACCEPTANCES AND CONTINGENCIES BY ECONOMIC SECTOR

The composition of assets at risk by economic activity is as follows:

	US$
Agriculture, game, silviculture and fishery	27,245,704
Manufacturing industries	79,151,817
Construction	9,906,326
Trade, restaurants and hotels	79,706,975
Transportation, warehousing and communication	39,480,054
Financial entities, insurance, real estate	19,714,789
Community, Social and personal services	19,082,642
Electricity, gas and steam	4,390,908
Mining and query exploitation	1,737,388
Individuals	396,075.462
	676,492,065(1)

(1) See Note 14.

NOTE 8 - DEBTORS FOR ACCEPTANCES AND OUTSTANDING ACCEPTANCES

The surplus balance at December 31, 2005 correspond to the value of bank acceptances (which can originate in import and export transactions) constituted by the Bank through facilities granted by its correspondents.

The counterpart of this surplus balance is recorded in the liabilities account Outstanding Acceptances.

The modality to grant these operations with regards to terms and interests rates is described in Note 31.

NOTE 9 - ACCOUNTS RECEIVABLE

Comprises:

Interests receivable from:	
Investments (1)	2,105,164
Loan Portfolio (1)	26,062,495
Others (1)	106,564
Commissions Receivable	664,773
Restructured	3,590
Advances for acquisition of shares	435
Dividends paid in advance (3)	4,000,000
Payments on account of clients	5,077,869
Other accounts receivable (4)	12,873,367
	50,894,257
Allowance for accounts receivable	(1,107,269)
(Note 14)	49,786,988

(1) Corresponds to interests and commissions accrued on operations of investment and credits which term of collection has not expired. Interests payable past due 5, 15, 30 days or 60 days, whether micro enterprises, consumption, loan portfolio originating from credit card operations, direct and paid contingencies loan operations and gradual amortization loans are included in this Account.

(2) Records the value of current interests and defaults which have been restructured. The accounting standards establish the constitution of provisions in a 100% of the value of these interests at the time of the accrual.

(3) Advanced dividends given to the shareholders during the months of June and November as per the corresponding resolutions of the Board of Directors of the Bank dated June 16 and November 16, 2005 informed to the

Superintendence by official letter of June 17, 2005 and November 17, 2005 respectively. See Note 22.

(4) It basically includes US$ 1,471,551 corresponding to casualties occurred and pending to be collected; US$ 475,400 balance salaries paid in advance to employees, US$ 599,136 reimbursements of pending expenses to collect from Rio Guayas Compañía de Seguros y Reaseguros S.A. and Administradora de Fondos y Fideicomiso BG S.A., US$ 3,042,881 balance pending collection due to the sale of the adjudicated assets and US$ 5,888,958, charges made to Visa and American Express (contra account) pending liquidation in period not to exceed 30 days.

NOTE 10 - ASSETS ADJUDICATED BY PAYMENT, FROM MERCANTILE LEASING AND NOT USED BY THE INSTITUTION

Comprises:

Adjudicated Assets			
Land	1,310,243		
Buildings and other premises	4,661,610		
Furniture, machinery and equipment	300,412		
Transportation Units	87,697		
Fiduciary Rights	6,071,298		
Merchandise	12,000		
Works of Art	15,572	12,458,832	
Assets to be leased out and recovered		873	
Allowance for protection of adjudicated assets and recovered (Note 14)		(2,477,736)	
		9,981,969	
Leased Assets	836,230		
Depreciation of leased assets	(163,837)		672,393
Assets not used by the institution	6,059,645		
Depreciation of assets not used by the institution	(1,179,325)		4,880,320
			15,534,682

Movement:

NOTE 10 - ASSETS ADJUDICATED BY PAYMENT, FROM MERCANTILE LEASIN AND NOT USED BY THE INSTITUTION

Details	Balances at January 1,2005	Assets received During period (depreciation allowances)	Assets sold Or assigned In the period		Balances at December 31,2005	
Adjudicated Assets						
Land	554,395	1,231,353	(475,505)		1,310,243	
Buildings and other premises	1,891,284	4,374,605	(1,604,279)		4,661,610	
Furniture,machinery and equipment	996,951	-	(696,539)		300,412	
Transportation units	170,030	118,635	(200,968)		87,697	
Fiduciary Rights	5,836,778	3,388,382	(3,153,862)		6,071,298	
Securities	154	-	(154)		-	
Merchandise	807,310	7,056	(802,366)		12,000	
Others	144,911	1,422	(130,761)		15,572	
	10,401,813	9,121,453	(7,064,434)	(2)	12,458,832	
Assets to be leased out and recovered	873	-	0		873	
Leased Assets	836,230	-	0		836,23	
Assets not used by the institution	4,322,797	1,736,848	-		6,059,645	
	15,561,713	10,858,301	(7,064,434)		19,355,580	
Allowance for protection of adjudicated assets and recovered	(2,049,058)	(1,172,212)	743,534		(2,477,736)	(3)
Depreciation of leased assets	(147,195)	(16,642) (4)	-		(163,837)	
Depreciation of assets not used by the institution	(532,855)	(95,915) (4)	(550,555)		(1,179,325)	
	(2,729,108)	(1,284,769)	192,979		(3,820,898)	
	12,832,605	9,573,532	(6,871,455)		15,534,682	

(1) Movements of the year 2005 and the balance at December 31, 2005 of the certificates of adjudicated fiduciary rights by payment to the bank are the following:

Name of the real state trust	Percentage of participation	Trustee	Balances at January 1,2005	Contributions	Sales	Balances at December 31,2005	Allowance for protection of adjudicated assets and recovered	Net value Decembe 31, 200
Fideicomiso BG 2004	100%	Fidelity Trust	2,925,037	319,993	(850,970)	2,394,060	(501,328)	1,892,7
Fideicomiso Ecuaclavel	100%	AFFB Bolivariano	2,013,044	-	-	2,013,044	(55,918)	1,957,1

Fideicomiso Sico Repuesto	100%	Fiduciaria del Pacifico	898,696	765,498	-	1,664,194	(1,192,868)	471,3
			5,836,778	1,085,491	(850,970)	6,071,298	(1,750,114)	4,321,1

(2) The net sale represented a profit of US$ 10,495 is recorded in the Account non operational income and expenses. See Note 26 (1).

(3) Includes US$ 1,750,114 allowance to protect fiduciary rights acquired by payment. See Note 2 g).

(4) See Note 2 h)

(5) Proportional Equity value determined based on the last financial statements (non audited) available at December 31, 2005.

NOTE 11 - PROPERTY AND EQUIPMENT

Comprises

		Annual Percentage Of depreciation %
Buildings and other premises	56,662,043	2
Furniture, appliances and office Equipment	30,082,067	10
Computing Equipment	23,708,435	10
Transportation Units	1,175,653	20
Other	838,938	
	112,467,136	
Minus: accumulated depreciation	(42,365,185)	
	70,101,949	
Land	377,837	
Construction and remodeling in progress	917,699	
	71,397,485	

Movement

NOTE 11 - PROPERTY AND EQUIPMENT

Cost	Balances at January 1,2005	Increases, acquisitions, improvements	Disposals, sales, transfers	Balances at December 31,2005
Buildings and other premises	56,812,782	1,578,236	(1,728,975)	56,662,043
Furniture, appliances and office	29,080,708	1,169,545	(168,186)	30,082,067
Computing Equipment	17,526,692	6,251,043 (2)	(69,300)	23,708,435
Transportation Units	1,212,796	411,583	(448,726)	1,175,653
Other	830,225	8,713	-	838,938
	105,463,203	9,419,120	(2,415,187) (1)	112,467,136
Minus: accumulate depreciation				
Buildings and other premises	(11,219,020)	(1,217,183)	532,264	(11,903,939)
Furniture, appliances and office	(18,662,813)	(1,477,883)	61,199	(20,079,497)
Computing Equipment	(7,970,695)	(1,789,774)	14,091	(9,746,378)
Transportation Units	(673,780)	(175,039)	213,770	(635,049)
Other	(324)	-	-	(324)
	(38,526,632)	(4,659,879) (3)	821,324 (1)	(42,365,187)
	377,837	-	-	377,837
Land	1,335,708	746,072	(1,164,081)	917,699
Construction and remodeling in progress	1,713,545	746,072	(1,164,081)	1,295,536
	68,650,116			71,397,485

(1) It is the net sale of US$ 1,593,863 which represented a profit of US$ 2,678 recorded in the account non operational income and expenses. See Note 26 (1)

(2) Includes US$ 2,492,000 of the "core bancario" (software developed by the Bank in previous years) and recognized in the year 2005 <see Evolution of Equity Statement and Note 2 q)>

(3) See Note 2 j).

NOTE 12 - OTHER ASSETS

Comprises

Investment in shares and participations		12,953,174
Fiduciary Rights (1)		29,774,124
Expenses and advanced payments (2)		4,407,795
Differed Expenses		
Installations	2,382,052	
Computing Software	6,897,449	
Refurbishing expenses	9,577,370	
Other differed expenses (3)	3,016,096	
Accumulated amortization	(10,582,571)	11,290,396
Materials, merchandize in input		369,287
Other (4)		1,318,678
		4,457,949
Allowance for other unrecoverable assets (5)		(4,457,949)
		55,655,507

(1) Corresponds to participations in the following trusts, valued in accordance with that described in Note 21)

Name of the real state trust		Percentage of participation	Trustee	Balances at January 1,2005	Transfers	Contributions	Sales	Balances at December 31,2005	Allowances	Net a Dece 31,
Ceibos Norte PA BG1	(ii)	100%	Fiduciaria del Pacifico	567,227	-	349,427	(5,000)	911,654	-	91
Ceibos Norte PA BG2	(ii)	100%	Fiduciaria del Pacífico	2,282,891	-	1,432,732	(1,494,618)	2,221,005	-	2,22
Camino del Rio	(ii)	100%	Filanfondos	2,575,966	-	1,820,560	(1,751,779)	2,644,747	-	2,64
Oasis	(ii)	100%	Fiduciaria del Pacifico	12,916	2,047,222	102,085	(3,811)	2,158,412	-	2,15
Samborondon (Entre Lagos)	(ii)	100%	Fiduciaria del Pacífico	79,487	1,042,707	1,582,076	852,433	3,556,703	-	2,55

Barandúa III	(ii)	100%	Fiduciaria del Pacífico	956,404	-	208,225	(302,434)	862,195	-	86
Multibienes	(ii)	100%	AFFB Bolivariano	2,882,475	-	302,172	(488,196)	2,696,451	-	2,69
Shareholders' of Multibienes										
Bienes Raices,										
Bienes BG S.A	(i)	100%	Administradora BG	4,410,259	-	-	-	4,410,259	(4,410,259)	-
Club Ceibos Norte	(ii)	100%	AFFB Bolivariano	763,215	-	16,802	-	780,017		78
Solarium	(ii)	100%	Fiduciaria del Pacífico	-	1,376,358	2,412	-	1,378,770	-	1,37
Barandúa II	(ii)	100%	Fiduciaria del Pacífico	-	2,967,058	2,798	-	2,969,856	-	2,96
Bienes de Capital	(iii)	100%	Filanfondos	-	898,358	3,731	(3,574)	898,515	-	89
Bienes de Capital II	(iii)	100%	Filanfondos	-	1,640,960	7,366	-	1,648,326	-	1,64
Bienes de Capital III	(iii)	100%	Filanfondos	-	1,401,784	28,763	(6,893)	1,423,654	-	1,42
Liga Universitaria	(iv)	23,33%	Fiducia S.A.	-	1,355,160	-	(143,053)	1,212,107	-	1,21
Expenditures				-	-	1,458	(3)	1,455	-	
				14,530,840	12,729,607	5,860,607	(3,346,928)	29,774,126	(4,410,259) (5)	25,36

NOTE 12 - OTHER ASSETS

(i) Correspond to the adjusted value and 100% provision <see paragraph (5) below> of the shares of Multibienes, Bienes Raices, Bienes BG S.A. which in 1995 were transferred irrevocably as trust to Administradora de Fondos de Inversión y Fideicomisos BG S.A., a related company. The Trust has a duration of 10 years, without amount and establishes that upon completion of the contract, the Administradora de Fondos de Inversión y Fideicomisos BG S.A. shall sell the shares and render the bank the proceeds of sale. To the date of issuance of these financial statements (February 3, 2006) the Management has not renewed this trust. During the year 2002, the allowance plan determined by the Superintendence ended. Additionally, as required by the Superintendence by official letter No. INIF-DIFC-2002-3687 and No. INIF-DIFC-2003-505 the Bank is now preparing a schedule for the execution and sale and/or disinvestment of these fiduciary rights.

(ii) The purpose of this real estate trust is the management of the assets being transferred, as well as the execution of real estate projects for further sale.

(iii) The purpose of these trusts is the sale of the assets in trust and the proceeds of sale are recorded in the autonomous equity and are administrated.

(iv) The purpose of this trust is to manage and sell the assets forming its equity, such as suites, first tier boxes and parking lots of the Stadium Club Liga Deportiva Universitaria de Quito.

(v) Proportional equity value determined based on the latest financial statements (unaudited) available at December 31, 2005.

(vi) Fiduciary rights transferred during the year 2005 from the account Investments (group 13) in compliance with official letter of the Superintendence No. IRG-SAIFG1-2005-00152 of September 28, 2005. By official letter No. INIF-DIFC-2003-00505 of February 21, 2003, the Superintendence instructed the Bank to quarterly inform the progress of the sales and the balances pending recovery of the amounts invested in these trusts and that, in future similar operations, the registration be performed in the account 1902 - Fiduciary Rights.

(2) Includes US$ 917,003 corresponding to institutional publicity and the launching of new products amortized based on absorption plans defined by the Management of the Bank, US$ 1,231,115 insurances paid in advance and US$ 645,047 expenses incurred for the issuance of bonds amortized in short term.

(3) It basically includes US$ 1,744,353 of the net balance of the reward paid in the acquisition of the operation of credit and consumption card

American Express and expenses in the liquidation of personnel of Filancard S.A. and US$ 533,350 consultancy expenses the amounts of which are amortized in a period of 5 years as of the year 2002 and 2004, respectively.

(4) It basically includes US$ 1,187,976 contribution paid to the Superintendence.

(5) It basically includes US$ 4,410,259 of the allowance for the valuation of the investment trust in shares and participations of Multibienes Bienes Raices, Bienes BG S.A. <see additionally Note 14>

NOTE 13 - INVESTMENTS IN SHARES AND PARTICIPATIONS

	Book Value	Percentage of participation	Balance at December 31, 2005 (1) Assets	Liabilities	Equity	Proportional equity value	Ajuste al valor patrimonial contra resultado
	US $		US $	US $	US $	US $	
Guayaquil Bank & Trust Co. Ltd.	3,395,201	100%	71,898,296	68,501,943	3,396,353	3,395,201	23,827
Administradora de Fondos de Inversion y Fideicomisos BG S.A.	2,672,538	100%	1,996,003	208,080	1,787,923	2,672,538	1,132,000
Río Guayas Compañía de Seguros y Reaseguros S.A.	3,874,979	100%	8,217,645	5,333,795	2,883,850	3,874,979	1,350,559
Casa de Valores Multivalores BG S.A.	883,248	100%	807,827	86,465	721,362	883,248	271,065
Colari S.A., Agencia de Asesora Productora de Seguros	54,691	100%	74,258	25,487	48,771	54,691	
Datafast S.A. (3)	1,388,523						
Banred S.A. (3)	364,27						
Electroquil (3)	129,421						
Corporación Andina de Fomento (3)	130,35						
Others (3)	59,953						
	12,953,174					10,880,657	2,777,451

(1) Amounts determined base on financial statements audited at December 31, 2005.

(2) Proportional equity amount based on the financial statements un audited at November 30, 2005, therefore, the difference when comparing the equity amount at December 31, 2005 shall be adjusted to the year 2006 with a counterpart to the account Profit in shares and participations (see Note 25). The net amounts accredited to the results of the year by adjustment to the proportional equity amount are US$ 2,777,451, included in the account Other operational income.

(3) Minority Participations are adjusted to the proportional equity value during the first quarter of the year 2006.

NOTE 14 ALLOWANCES

The entry concerning allowances during the year 2005 vas de following:

	Loan and contingency	Accounts	Payable and receivable adjudicated	Other	Acceptances and Contingency

	Investments	portfolio	receivable	assets	assets	operations	Total
Balances at January 1,2005	(11,252,094)	(26,834,451)	(1,107,269)	(2,049,058)	(4,457,949)	(984,678)	(46,685,49
Charges to incomefot the year (1)	(10,493,445)	(17,119,808)		(1,172,1760			(28,785,42
Write-offs authorized by the Superintendency		25,833,279					25,833,27
Reclassification		56,081				(56,081)	-
Sale of adjudicated assets				743,498			743,49
Reversals	2,358,380	1,676,716					4,035,09
Others		1,438,788					1,438,78
Balances at December 31, 2005	(19,387,159)	(14,949,395)	(1,107,269)	(2,477,736)	(4,457,949)	(1.040,759)	(43,420,26

(1)Allowances formed according to that indicated in Note 2 g).

The rating of the loan portfolio and contingencies by category and the amounts of the required and constituted allowance, made by the Rating Commission appointed by the Board of Directors of the Bank to December 31, 2005 is the following:

	Rated	Allowances		
	Amount US $	Constituted US $	Required US $	Excess US $
Normal risk	638.255.685	6.382.062	6.382.062	-
Potencial risk worth mentioning	20.050.968	1.504.019	1.504.019	-
Deficient	13.777.921	4.992.819	4.992.819	-
Doubtful collection	2.594.851	1.289.613	1.289.613	-
Losses	1.812.640	1.812.641	1.812.641	-
	676,492,065 (2)	15.990.154	15.990.154	-

US$ 560,456,031 Loan portfolio, US$16,331,247 Debtors for acceptances, US$ 5,077,869 Accounts Receivable, Payments on account of clients, US$

664,773 Commissions Receivable, US$ 3,590 restructured interests and US$ 93,958,613 Contingent Accounts (Backing for US US$ 918,668, Bonds and guarantees for US$ 50,669,998 and Letters of Credit for US$ 42,369,947. To December 31, 2005, the balance presents a difference of US$ 58 with regard to accounting entries which to that date are US$ 676,492,123. See Note 28.

The Management considers that the constituted allowances are sufficient to cover eventual losses originating from the lack of recovery of assets, according to historical background considered by the institution and the corresponding provisions of the Superintendence.

NOTE 15 - OBLIGATIONS WITH THE PUBLIC

Comprises:

Sight Demand (1)	124,423,605	
Monetary Deposits generating interests	203,231,145	
Monetary Deposits not generating interest	31,899,919	
Monetary Deposits of financial institutions	22,680,933	
Budget Execution	2,638,667	
Certified checks	258,887,799	
Savings Deposit	21,495,984	
Other deposits	3,138	
Card holder funds	24,922,414	690,183,604
Deposits to confirm		
Time Deposits (1)		
1 to 30 days	89,863,594	
31 to 90 days	113,098,506	
91 to 180 days	84,538,336	
181 to 360 days	34,176,060	
More than 361 days	1,696,366	323,372,862
		1,013,556,466

(1) See Note 31 on modalities and passive rates for this type of operations.

(2) It Records the resources received by the Bank of the Ministry of Economy and Finances within general system of budgetary management of the Central Government for payment of fiscal obligations to several public institutions.

Breakdown as per city of deposit:

Guayaquil	531,629,551
Quito	262,878,669
Cuenca	82,272,265
Ambato	27,771,866
Other cities	109,004,115
	1,013,556,466

NOTE 16 - SIGHT OBLIGATIONS

Comprises:

Drafts, transfers and collections payable	192,422
Collections for public sector (1)	2,279,152
Amounts pending and coupons payable	2,560,052
	5,031,626

(1) Banks are authorized to act as tax, interests and fine collection agents on behalf of tax authorities; as well as to billing of public services. The amounts collected must be rendered by the Bank to the Ministry of Economy and Finances within a period not to exceed 4 and 6 days. By virtue of this authorization, the Bank paid within the first days of January of the following year, the amounts held by the bank at December 31, 2005.

NOTE 17 - ACCOUNTS PAYABLE

Comprises:

Interests Payable	
Sight Deposits	5,766
Time Deposits	3,034,159
Financial Obligations	813,216
Obligations	329,991
Employer's obligations	1,630,532
Withholdings	1,570,796
Contributions, Taxes and fines (2)	2,299,964
Suppliers	2,157
Accounts payable affiliated stores	2,785,702
Allowance for acceptances and Contingent operations (3)	1,040,759
Sundry accounts payable (4)	16,374,818

(1) Includes US$ 1,236,248 balance payable for employee's profit sharing, net of the advance paid to the employees during the year 2005. Additionally, it includes US$ 322.596 corresponding to the allowance for the employer's retirement fund and additional bonus and related interests. The calculation recorded at December 31, 2005 determined the actual value of liabilities to that date in US$ 322,596, calculated for retired employees and seniority exceeding 20 years.

(2) Includes US$ 1,757,664 balance payable of the Income Tax of the year 2005, net of withholdings (US$ 1,193,632) and US$ 406, 530 of the allowance constituted to pay Fodinfa.

(3) See Note 14

(4) Includes US$ 7,079,141 withholdings of customs duties that financial institutions are authorized to collect, which were paid to the Ministry of Finance during January of the following year. It also includes US$

769,861, amount pending application to customer's obligations, US$ 169,472 pending payment for services of payroll of private companies and US$ 572,656 payment of car registrations.

NOTE 18 - FINANCIAL OBLIGATIONS

Comprises:

	1 to 30days	31 to 90days	91 to 180days	181 to 360days	More t/360 days	Total
Oblig. w/ financial Institutions of the Country	-	-	296,464	-	-	296,464
Oblig.w/foreign Financial Inst.(1)	-	5,000,000	-	5,000,000	194,524,959	204524959
Oblig.w/entities Of the financial Group abroad	80,435	5,662,988	249,870	519,764	14,983,392	21,496,449
Oblig.w/financial Entities of public Sector	55,632	121,792	195,257	199,202	3,281,100	3,852,983
	136,067	10,784,780	741,591	5,718,966	212,789,451	230,170,855

(1) Includes liabilities with the Regions Bank for US$ 20,000,000, not guaranteed, long term, at a Libor rate of 6 months plus a margin ranging between 2.25% and 2.50%, the rate at the time of issuance of these financial statements (February 3, 2006) is 4.30% annually. It also includes obligations with Lehman Brothers for US$ 178,068,959, not guaranteed, short and long term with an Libor interest rate ranging between 4.45% and 5,89% and with the Wachovia Bank N.A. for US$ 6,456,000 not guaranteed, payable long term at the rate of 4.30%.

(2) Includes US$ 21,496,449 direct credits not guaranteed by Guayaquil Bank & Trust Co. Ltd. payable short and long term, having an average interest rate of 5.50%.

NOTE 19 - OUTSTANDING SECURITIES

This is the balance of the issuance of securities by the Bank to finance loans for construction. The guaranty of these securities is the capital and reserves of the Bank and the property mortgaged by the beneficiary of the loan.

NOTE 20 - CONVERTIBLE DEBENTURES TO SHARES AND CONTRIBUTIONS FOR FUTURE CAPITALIZATION

Include US$ 15,000.000 convertible debentures of series A, with maturity date of February 2, 2008. The applicable interest rate for the entire period of effect is the Libor rate published by the Barclays Bank PLC plus a margin of 4.5 points percentages. The interest rate is re adjustable according to variances in the rate. At December 31, 2005 this rate increases to 8.84. The guarantee of these obligations is the capital and reserves of the Bank.

At December 31, 2005 the totality of obligations issued are outstanding that is US$ 15,000,000.

NOTE 21 - OTHER ASSETS

Comprises:

Employee's reserve fund	18,936
Other liability accounts	
Operations to liquidate	211,914
Checks from branch offices, payable	596,659
Operations in progress	4,427,059
Others	148,664

NOTE 22 - EQUITY

The Banks authorized capital as of December 31, 2005 is US$ 106,000,000.The subscribed and paid up capital is US$ 60,000,000 represented by common shares of US$ 1.00 par value each.

The General Meeting of Shareholders held on March 10, 2005 approved the increase of the paid up capital by US$ 6,996,058 by a capitalization of undistributed profit by S$ 5,541,931 AND by payment in cash by US$ $ 1,454,127.

Current regulations establish the following:

- in order to secure permanent solvency, the minimum percentage of technical equity that financial institutions are required to maintain should be 9% of the entity's assets at risk and contingencies measured by risk. On the other hand, technical equity may not be less than 4% of the total and contingent assets. At December 31, 2005, the banks technical equity ratio with respect to the total and contingent assets measured by risk is 11.20%.

The technical equity is divided in primary and secondary technical equity. The total elements of the technical secondary equity are limited to a maximum of 100% of the total elements of the primary technical equity.

The technical equity computed according to the general law on financial institutions and monetary board regulations shows the following positions as of December 2005 and 2004:

	2005	2004
Primary technical equity	64,908,995	56,918,916
Secondary technical equity (1)	38,594,363	31,057,862
Total technical equity deductions	(7,329,116)	(6,781,389)
Actual technical equity set up	96,174,242	81,195,409
Technical equity required	77,280,223	66,387,491
Surplus	18,894,019	14,807,918
Total assets and contingents 4%	71,218.358	57,683,361

(1) At December 31, 2005 the bank holds a ratio of 59.46% of secondary technical equity towards the primary technical equity, even though, as previously mentioned the maximum ratio is 100%.

Convertible debentures according to the regulations of the superintendence are part of the secondary technical patrimony (see note 20)

Profit of the institutions in the financial system resulting from any exercise, after constituting all the allowances and reserves provided in the law, shall be applied and distributed as determined by the general meeting of shareholders as long as the following conditions are met: i) that all allowances, adjustments and mandatory reserves including the corresponding tax payments and profit in benefit of the workers be constituted; and, ii) that the Bank comply with that established in the provisions of articles 47, 50, 73, 73 and 75 of the Codification of the General Law on Institutions of the Financial System.

- A minimum of 10% of each year's net earnings must be appropriated to the legal reserve until the reserve reaches at least 50% of paid in capital. At December 31, 2005 this reserve represented 8% of the paid-in capital.

- the Board of directors of a private financial institution shall decide as to early payments of dividends, as long as the aforementioned conditions and the following ones are met: i) the amount of advance dividends to be distributed shall not exceed 40% of the accumulated profit of prior exercises; and, ii) the Superintendence must be notified prior to carrying out the advanced payment of dividends. During the year 2005 the Bank distributed US$ 4,000,000 advanced dividends<see Note 9 (3)>
- The resources for they payment in cash of the subscribed capital can only come from: new contributions in cash or by compensation of credits; by capitalizations of accruals to become due, prior valuation made at least by two risk rating companies; by the surplus of the legal reserve; by undistributed profit; by special reserves as long as they are reserved for this purpose; and, contributions in cash for future capitalizations agreed by the shareholders.

- The companies subsidiaries and affiliated of the institutions of the private financial system governed by this law, shall not acquire nor be owners of shares of the main institution, of the controlling corporation or of any other institution of the financial group.

- Resolution No. JB-2004-729 of December 27, 2004 the Superintendence of Banks, published in the Official Registry NO. 498 of January 6, 2005 provides that the capital assigned to a branch office or agency abroad be deducted from the total technical equity of the main office; and the invested capital, that is, the value of its participation in the paid in capital plus reserves, excepting those originating from valuations of assets, in a subsidiary or affiliated institution. The following chart shall be considered for the deduction of the investments on subsidiaries and affiliated offices:

1. To June 30, 2005 a 75% shall be deducted from the required technical equity and 25% from the invested capital.
2. To March 31, 2006 a 50% shall be deducted from the required technical equity and 50% from the invested capital.
3. To September 30, 2006 25% shall be deducted from the required technical equity and 75% from the invested capital; and,
4. As of March 31, 2007 100% shall be deducted from the invested capital.

NOTE 23 - FINANCIAL INCOME AND EXPENSES

Financial Expenses	
Interests paid	
Obligations with public	18.804.391
Inter-bank operations	5.412
Financial obligations	7.559.732
Outstanding securities obligations convertible in shares	1.337.614
	27.707.149
Commissions paid (see note 24)	2.584.721
Financial loss	
Loss in exchange	81.076
In valuation of Investments	96.497
In sale of earning assets	724.283
Looses due to mercantile trust	143.053
	1.044.909
Total Financial Expenses	31.336.779
Financial result	82.743.728
Gross financial profit margin	72,53%

(1) Includes US$ 5,530,085 gradual amortization of deferred income originating in the discount in the acquisition of securities; it also includes US$ 3,275,850 interests gained by portfolios of investments in securities held during the year.

NOTE 24 INCOME AND COMMISSIONS FOR SERVICES

The amount of income and expenses due to commissions show by the profit and loss statements correspond to the following:

CONCEPT	INCOME	EXPENSES

	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Income for services				
Affiliations and renewals	3,009,239	2,668,714		
Manag. and collect. to cardholders	15,835,643	9,096,667		
	18,844,882	11,765,381		
COMMISSIONS				
Loan portfolio	1,376,167	155,193		
Letters of credit	1,495,671	1,684,768		
Guarantees	460,834	612,086		
Other				
Amex Commission	8,523,799	7,439,356		
Solidary Bond	499,384	549,859		
Payroll	394,466	344,895		
Public Sector Payroll	110,556	109,194		
Commission, armored car	1,027,894	1,120,203		
Commission transfers America - Europe	600,985	475,810	203,454	159,013
Commission, administration Multicredito	1,964,726	360,691	-	-
Commission, administration Autofacil	326,752	213,867	-	-
Commission, local issuer Mastercard	404,105	300,601	-	-
Commission sale of assets	-	-	154,687	314,605
Insurances	-	-	896,310	651,332
Commission paid for services	-	-	189,706	196,007
Other minor commissions	6,920,713	3,643,200	1,140,564	591,091
Total	24,106,052	17,009,723	2,584,721	1,912,048

SEE NOTE 31

NOTE 25 - OTHER OPERATIONAL INCOME

Profit on shares and participations	2,915,249
Valuation of shares and participations	27,109
Other	
Automated cashier	9,620,438
Checkbook sales	3,389,278
Profit on protested checks	1,626,060
Delivery service	1,936,657
Profit on account management	2,580,609
Other minor income	3,930,767
	26,026,167

NOTE 26 NON OPERATIONAL INCOME AND EXPENSES, NET

Profit on sales of assets (1)	13,173
Profit on sale of shares and participations	1,491,500
Recoveries on written off assets	2,134,077
Reversion of allowances	4,035,096
Interests and commissions accrued on previous exercises (2)	1,035,958
Leasing	271,729
Others	(86,806)
	8,894,727

(1) Includes us4 10,495 on sales of adjudicated assets <see note 10 (2)> and us$ 2,678 on sales of property and equipment <see note 11 (1)>

(2) Includes the net value of collection of interests and commissions accrued in previous periods on active credit operations, recovered during this period, minus the reversal of interests and commissions of previous exercises not collected during this period.

NOTE 27 - LABOR PARTICIPATION AND TAXES

The amount of labor participation and taxes of the year 2005 is calculated as follows:

Profit prior to labor participation and taxes	24,025,701

Plus: non deductible expenses	635,777
	24,661,478
Minus:	
Exempted income, net	(3,547,086)
Minus:	
15% labor participation	(3,699,222)
2% for Fodinfa	(406,530)
Taxable base	17,008,640
Calculation for the income tax <see note 2t>	
25% over us$ 4,000,000 dividends paid in advance	1,000,000
15% balance of taxable profit	
(us$ 17,008,640 - us$4,000,000)	1,951,296
Total income tax	2,951,296

TAX SITUATION

According to the current regulations, the loss of one year can be compensated with profit obtained within the following 5 years, without exceeding each year the 25% of the profit obtained. At the closing of the year 2005 the bank does not hold tax losses pending to be amortized.

The bank was audited until 1995. The period between 2002 and 2005 is open for tax authorities to review.

Executive Decree no. 2430 published in the supplement of the official registry No. 494 of December 31, 2004 incorporated into the tax legislation, in effect as of 2005, new regulations regarding the determination of taxable results originated in operations with related parties. To the date of issuance of these financial statements (February 3, 2006), the management considers that, taking into account the nature and amount of the transactions held by its companies related abroad during the year 2005, there is no significant incidence concerning the regulations to measure taxable results of such operations up to December 31, 2005.

Based on interpretations of tax consultants and to a letter of the Internal Revenue Service #0171 of April 2, 2003, not published in the

Official Registry up to the date of issuance of these financial statements (February 3, 2006), the Bank, as well as other institutions of the Financial System, as of May 2003 ceased from taxing the Value Added Tax to certain services considered by the Management of the Bank as financial services. The Bank's compliance of tax obligations, as well as criteria concerning application of tax regulations, are the responsibility of the Management; these criteria could eventually not be shared by tax authorities.

NOTE 28 - CONTINGENCIES, COMMITMENTS AND LIABILITIES

Comprises:

Surety bonds	918,668
Bonds and customs guarantee	50,669,998
Letters of Credit	42,369,947
Loans approved but not disbursed (1)	269,424,790
Future commitments	94,665
	363,488,068

(1) It basically corresponds to credits granted to clients of credit cards visa BG, American Express and Mastercard.

These operations are back by pledges, mortgages, deposits, certificates of deposit, notes and other guarantees in favor of the bank. All other responsibilities assumed by the bank with regard to other obligated resources are recorded in the Memorandum of accounts. See Note 29 below.

NOTE 29, MEMORANDUM OF ACCOUNT

COMPRISES:

Amounts and own assets held by third parties	38,840,286
Assets given as financial mercantile leasing	
Amounts and Assets received from third parties	
For collection	8,295,198
In guarantee	1,000,721,308
In custody	944,395,237
Under administration	17,803,089
Written off assets	49,687,953
Lending operations with related companies	21,540
Lending operations with entities of the financial group	7,010,430
Loan portfolio in legal proceedings	17,787,743
Interests, commissions and income in suspense	8,157,094
Borrowing operations with related companies	1,909,703
Constitution of Allowances	312,737
Origin of the paid in capital	60,000,000
Other Memorandum of Accounts	110,520,784

The Management of the Bank has conciliated the books with the balance sent to the Superintendence for all Memorandum of Accounts.

NOTE 30 - BALANCE INCLUDING COMPANIES OWNED BY THE BANK AND RELATED PARTIES

As per the current regulations in Ecuador, the financial institutions, as of March 1999 cannot grant loans to related parties, therefore the balance of the loans at December 31, 2005 correspond to loans granted prior to said date.

The most significant balance pending of payment concerning lending operations granted to companies or individuals, classified as interrelated as per the General Law of Institutions on the Financial System and the regulations issued by the Superintendence of Banks and Insurances, to December 31, 2005 include:

	Companies owned to the Bank (1)	Other related parties	Total
	US $m.	US $m.	US $m.
Assets			
Available Funds	54.641.919	-	54.641.919
Loan Portfolio	-	369.723	369.723
Account Receivable	642.188	45.151	687.339
Other Assets	10.880.657	-	10.880.657
	66.164.764	414,874(2)	66.579.638
Liabilities			
Obligations with the public	31.532.202	2.810.672	34.342.874
Account payable-interest payable	2.125.025	9.567	2.134.592
Financial Obligations	21.486.450	-	21.486.450
	55.143.677	2.820.239	57.963.916

(1) As per title VII, subtitle III, chapter I "Determination of interrelation of individuals and companies by ownership, administration or presumption with institutions of the financial system by the Superintendence of Banks and Insurances" of the codification of resolutions of the Superintendence of Banks and Insurances and the bank board, the operations performed by institutions of the same financial group are not considered to be interrelated.

(2) There is a form regarding interrelated parties given to the superintendence. The supplemental financial information of the Bank contains detailed balances at December 31, 2005.

The conditions under which these operations are carried out are approved by the Board of Directors and do not substantially differ from those applied to other clients operating with the bank.

The balances detailing interrelated companies at December 31, 2005 and the transactions made during the year by the bank, are presented in a supplemental financial information prepared by the bank at December 31, 2005 and is presented separately.

NOTE 31 - MAIN OPERATING MECHANISM OF THE BANK

(Based on annual interests rates in force at December 31, 2005)

Operations	Purpose	Terms	Annual Interest Rates – Lending %	Borrowing %	Commission %
Lending operations					
Corporate credit					
Credit line in installments	To finance working Capital	Up to 36 months	13.43	-	-
	Consumption , Masters degree, Diplomas, housing, Etc.	Housing up to 15 years, the rest up to 36 months	13,43	-	-
	Credit Cards	Up to 2 years	13.43	-	-
Letters of credit	To finance imports and Exports and local Purchases	At sight up to 360 days	-	-	4
Surety bonds and guarantees	To guarantee compliance With contracts and commitments	Up to 360 days	-	-	4
Deposits and funding operations					
Deposits in current accounts of the Public sector	to finance lending operations and investments	At sight	-	2.39	-

NOTE 31 - MAIN OPERATING MECHANISM OF THE BANK

(Based on annual interests rates in force at December 31, 2005)

Operations	Purpose	Terms	Annual Interest Rates Lending %	Borrowing %	Commission %
Savings deposit	To finance lending Operations and invest. Savings available	At sight	-	1.75	-
	Savings accumulated	Min.31 days	-	3	-
	Savings goal	Min. 180 days	-	3.50	-
Time deposits	To finance lending Operations and Investments	Min. 31 days individuals, 30 days corporations	-	2.15 to 4.25 2.25 to 4.75	-
Financial obligations Loans to other financial Institutions abroad	To finance other credit operations and investments	Min. 30 days Up to 450 days	-	1-5	

NOTE 32.- ASSETS AND LIABILITY MATURITY

	Up to 30 days	Up to 90 days	Up to 180 days	Up to 360 days	More than 360 days	Total

Assets						
Funds Available	376,552,985	-	-	-	-	376,552,985
Financial Investments						
To trade						
Private Sector	657,620	1,305,938	4,763,256	2,125,149	25,995,161	34,847,124
Public Sector	275,999	4,440	-	2,657,384	101,068,452	104,006,275
Available for sale						
Private Sector	-	-	-	-	-	-
Public Sector	-	-	-	-	354,270	354,270
Held to Maturity						
Private Sector	-	-	-	-	45,734,898	45,734,898
Public Sector	-	-	-	-	111,883,749	111,883,749
Restricted availability	-	-	-	-	8,766,193	8,766,193
Loan Portfolio to become due						
Commercial Portfolio	31,322,092	43,862,969	30,979,565	19,833,440	105,939,459	231,937,525
Investing Portfolio	153,821,625	22,658,400	22,492,251	17,898,828	64,704,017	281,575,121
Housing Portfolio	497,700	731,367	1,060,327	1,007,876	28,707,810	32,005,080
Microempresa Portfolio	805,264	1,586,227	1,331,579	245,791	1,675	3,970,536
Reestructured Portfolio	676	100,745	93,216	165,708	59,259	419,604
Accounts receivable						
Interests receivable						
Investments	2,105,164	-	-	-	-	2,105,164
Portfolio	26,062,495	-	-	-	-	26,062,495
Others	106,564	-	-	-	-	106,564
Receivable fee	664,773	-	-	-	-	664,773
Reestructures	3,590	-	-	-	-	3,590
Total Assets	592,876,547	70,250,086	60,720,194	43,934,176	493,214,943	1,260,995,946
Liabilities						
Sight deposits (1)	690,183,604	-	-	-	-	690,183,604
Time deposits	89,863,594	113,098,506	84,538,336	34,176,060	1,696,366	323,372,862
Interests payable	4,183,132	-	-	-	-	4,183,132
Obligations with financial institutions of the Country	-	-	296,464	-	-	296,464
Obligations with financial Inst. abroad	-	5,000,000	-	5,000,000	194,524,959	204,524,959
Outstanding Securities	4,022	-	-	-	-	4,022
Total Liabilities	784,234,352	118,098,506	84,834,800	39,176,060	196,221,325	1.222.565.043
Differences	(191,357,805)	(47,848,420)	(24,114,606)	4,758,116	296,993,618	38,430,903

(1) The Bank presents the totality of the balance of obligations with the public at sight as "free availability" however, in practice, Ander normal conditions, a portion of these deposits remain constant in time.

NOTE 33 - MARKET RISKS AND LIQUIDITY

Pursuant to the Codification of Resolutions of the Superintendence and the Bank Board, at December 31, 2005, the Entity keeps the following index of liquidity:

	Required % (1)	Constituted % (2)
First line liquidity	15,95%	44.91%
Second line liquidity	19.93%	57.19%

(1) Indexes of liquidity required are calculated based on resolutions issued by the Superintendence, considering the volatility of the deposits received.

(2) Indexes of liquidity constituted are calculated considering certain balance of accounts of available funds, net interbank funds, investments, obligations with the public, immediate obligations, outstanding acceptances and financial obligations with maturity of 90 to 360 days for first and second line indexes.

Pursuant to that established by the calculation methodology, the entity has calculated a liquidity index minimum 23.49%.

NOTE 34 ASSETS GIVEN ANS GUARANTEE

At December 31, 2005 the Bank does not hold assets or securities owned by the Bank rendered as guarantee.

NOTE 35 SUBSEQUENT EVENTS

Between December 31, 2005 and the date of preparation of these financial statements (February 3, 2006) there were no events which, in the opinion of Bank Management could have a significant effect on these financial statements, that have not been disclosed therein and that require further disclosure